Exhibit 99.1

Amdocs Limited Reports Record Quarterly Revenue of $930M, at the Midpoint of Guidance on a Constant Currency Basis

Reiterates FY16 Non-GAAP Diluted EPS Growth Towards the Midpoint of the Previously Guided Range of 3.5%-7.5% YoY

Key highlights:

•	Third fiscal quarter revenue of $930 million, at the midpoint of the $910-$950 million guidance range. As we anticipated, foreign currency movements positively affected revenue by approximately $5 million relative to the second quarter of fiscal 2016

•	Diluted GAAP EPS of $0.70 for the third fiscal quarter, in line with the high-end of the $0.63-$0.71 guidance range

•	Third fiscal quarter diluted non-GAAP EPS of $0.90, at the high-end of the $0.84-$0.90 guidance range (non-GAAP EPS excludes amortization of purchased intangible assets and other acquisition-related costs, and equity-based compensation expense, net of related tax effects)

•	Third fiscal quarter GAAP operating income of $125 million; non-GAAP operating income of $160 million; non-GAAP operating margin of 17.2%

•	Free cash flow of $117 million for the third fiscal quarter

•	Repurchased $123 million of ordinary shares during the third fiscal quarter

•	Twelve-month backlog of $3.11 billion at the end of the third fiscal quarter, up $10 million from the end of the second quarter of fiscal 2016

•	The board of directors approved a $0.195 per share quarterly cash dividend to be paid on October 21, 2016

•	Fourth quarter fiscal 2016 guidance: Expected revenue of approximately $920-$960 million. Expected diluted GAAP EPS of approximately $0.66-$0.74. Expected diluted non-GAAP EPS of approximately $0.85-$0.91 (which excludes amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects)

•	Full year fiscal 2016 guidance: Reiterates fiscal 2016 non-GAAP diluted earnings per share growth towards the midpoint of the guidance range of 3.5-7.5% year-over-year, including the impact of share repurchase activity anticipated over the course of the fiscal year. Reiterates fiscal 2016 revenue growth, on a constant currency basis, slightly below the midpoint of the guidance range of 2.0-6.0% year-over-year, and reported revenue growth slightly below the midpoint of the guidance range of 0.5-4.5% year-over-year, including a negative impact from foreign currency movements of approximately 1.5% year-over-year

ST. LOUIS – July 26, 2016 – Amdocs Limited (NASDAQ: DOX) today reported that for its third fiscal quarter ended June 30, 2016, revenue was $930.1 million, up 0.5% or $4.2 million sequentially from the second fiscal quarter of 2016 and up 2.4% as compared to last year’s third fiscal quarter. Revenue for the third fiscal quarter of 2016 includes a positive impact from foreign currency movements of approximately $5 million relative to the second quarter of fiscal 2016. The Company’s GAAP net income for the third quarter of fiscal 2016 was $105.1 million, or $0.70 per diluted share, compared to GAAP net income of $107.8 million, or $0.69 per diluted share, in the prior fiscal year’s third quarter. Net income on a non-GAAP basis was $135.6 million, or $0.90 per diluted share, compared to non-GAAP net income of $131.2 million, or $0.84 per diluted share, in the third quarter of fiscal 2015. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expenses of $30.5 million, net of related tax effects, in the third quarter of fiscal 2016, and excludes such amortization and other acquisition-related costs and equity-based compensation expenses of $23.4 million, net of related tax effects, in the third quarter of fiscal 2015.

“We are pleased with our third fiscal quarter performance, which included ongoing signs of stabilization in North America, robust profitability and diluted earnings per share consistent with the high end of our expectations. Additionally, we maintained our high win rate across business lines and geographies in Q3. Demonstrating our strengthening relationship with the Singtel group, we signed a four-year services framework agreement with Globe

Telecom, designed to accelerate innovation through strategic consulting and ongoing IT improvements. We also continued to strengthen our market position in Europe where Vodafone Germany selected Amdocs for digital transformation of its sales channels across mobile, fixed, cable TV and Internet lines of business,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “As we discussed last quarter, AT&T has selected Amdocs as a leading partner to build key components of the Domain 2.0 software program, and we have followed this today by announcing more details regarding our involvement in this highly strategic initiative. Amdocs is uniquely positioned as the integration partner for AT&T’s Enhanced Control, Orchestration, Management and Policy architecture program, more commonly referred to as ECOMP. ECOMP is designed to be the highly sophisticated engine that will operationalize and commercialize network function virtualization services, and is the cornerstone of AT&T’s plan to virtualize 75% of their network by 2020. Additionally, Amdocs will have the right to market the entire solution globally, offering an end-to-end suite of functions and service capabilities to provide support in the industry for the ECOMP platform.”

Gelman concluded, “We enter our fourth fiscal quarter encouraged by our sales momentum and record backlog although we remain cognizant of the many moving parts affecting our outlook. These include the ongoing challenges of the global macroeconomic and industry environment in which we operate. We are laser-focused on our execution and profitability and we are committed to returning roughly 100% of our free cash flow to shareholders over the second half of fiscal 2016. Taking all these factors into consideration, we are reiterating our expectation for diluted non-GAAP earnings per share growth towards the midpoint of our previously guided range of 3.5% to 7.5% for the full fiscal year.”

Financial Discussion of Third Fiscal Quarter Results

Free cash flow was $117 million for the third quarter of fiscal 2016, comprised of cash flow from operations of $151 million, less $34 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.11 billion at the end of the third quarter of fiscal 2016, up $10 million from the end of the prior quarter.

Financial Outlook

Amdocs expects that revenue for the fourth quarter of fiscal 2016 will be approximately $920-$960 million. Embedded within this guidance is an immaterial sequential impact from foreign currency fluctuations as compared to the third quarter of fiscal 2016. This outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties resulting from current and potential customer consolidation activity in North America. However, Amdocs notes that it cannot predict all possible outcomes.

Amdocs estimates GAAP diluted earnings per share for the fourth fiscal quarter of 2016 will be $0.66-$0.74. Diluted earnings per share on a non-GAAP basis for the fourth quarter of fiscal 2016 is expected to be $0.85-$0.91, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects.

Quarterly Cash Dividend Program

On July 26, 2016, the Board approved the Company’s next quarterly cash dividend payment of $0.195 per share and set September 30, 2016 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 21, 2016.

Conference Call Details

Amdocs will host a conference call on July 26, 2016 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2016. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 36218070. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. For more than 30 years, Amdocs solutions, which include BSS, OSS, network control, optimization and network functions virtualization, coupled with professional and managed services, have accelerated business value for its customers by simplifying business complexity, reducing costs and delivering a world-class customer experience.

The Amdocs portfolio enables service providers to capture the world of digital immediacy by operating across digital dimensions to engage customers with personalized, omni-channel experiences; creating a diversified business to capture new revenue streams; becoming data empowered to make business and operational decisions based on insight-based and predictive analytics; and achieving service agility to accelerate the fast rollout of new technologies and hybrid network services.

Amdocs and its 24,000 employees serve customers in over 90 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.6 billion in fiscal 2015.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2015 filed on December 10, 2015 and our Form 6-K furnished for the first quarter of fiscal 2016 on February 16, 2016 and for the second quarter of fiscal 2016 on May 17, 2016.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenue	$930,133	$907,897	$2,777,573	$2,716,762
Operating expenses:
Cost of revenue	601,249	592,366	1,796,933	1,746,383
Research and development	65,051	62,598	191,249	189,044
Selling, general and administrative	113,831	108,128	347,853	328,894
Amortization of purchased intangible assets and other	25,040	18,078	76,894	46,193

	805,171	781,170	2,412,929	2,310,514

Operating income	124,962	126,727	364,644	406,248
Interest and other income (expense), net	1,113	(1,044)	908	(1,169)

Income before income taxes	126,075	125,683	365,552	405,079
Income taxes	21,015	17,901	51,930	50,046

Net income	$105,060	$107,782	$313,622	$355,033

Basic earnings per share	$0.71	$0.70	$2.09	$2.29

Diluted earnings per share	$0.70	$0.69	$2.06	$2.26

Basic weighted average number of shares outstanding	148,844	154,101	149,802	155,037

Diluted weighted average number of shares outstanding	150,726	156,581	151,912	157,352

Cash dividends declared per share	$0.195	$0.170	$0.560	$0.495

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2016	2015	2016	2015
Revenue	$930,133	$907,897	$2,777,573	$2,716,762
Non-GAAP operating income	159,814	155,305	474,636	461,758
Non-GAAP net income	135,571	131,215	407,756	399,347
Non-GAAP diluted earnings per share	$0.90	$0.84	$2.68	$2.54
Diluted weighted average number of shares outstanding	150,726	156,581	151,912	157,352

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended June 30, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$601,249	$—	$(4,406)	$—	$596,843
Research and development	65,051	—	(953)	—	64,098
Selling, general and administrative	113,831	—	(4,453)	—	109,378
Amortization of purchased intangible assets and other	25,040	(25,040)	—	—	—

Total operating expenses	805,171	(25,040)	(9,812)	—	770,319

Operating income	124,962	25,040	9,812	—	159,814

Income taxes	21,015	—	—	4,341	25,356

Net income	$105,060	$25,040	$9,812	$(4,341)	$135,571

	Three months ended June 30, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$592,366	$—	$(3,786)	$—	$588,580
Research and development	62,598	—	(816)	—	61,782
Selling, general and administrative	108,128	—	(5,898)	—	102,230
Amortization of purchased intangible assets and other	18,078	(18,078)	—	—	—

Total operating expenses	781,170	(18,078)	(10,500)	—	752,592

Operating income	126,727	18,078	10,500	—	155,305

Income taxes	17,901	—	—	5,145	23,046

Net income	$107,782	$18,078	$10,500	$(5,145)	$131,215

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Nine months ended June 30, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,796,933	$—	$(13,447)	$—	$1,783,486
Research and development	191,249	—	(2,813)	—	188,436
Selling, general and administrative	347,853	—	(16,838)	—	331,015
Amortization of purchased intangible assets and other	76,894	(76,894)	—	—	—

Total operating expenses	2,412,929	(76,894)	(33,098)	—	2,302,937

Operating income	364,644	76,894	33,098	—	474,636

Income taxes	51,930	—	—	15,858	67,788

Net income	$313,622	$76,894	$33,098	$(15,858)	$407,756

	Nine months ended June 30, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,746,383	$—	$(11,767)	$24,906	$—	$1,759,522
Research and development	189,044	—	(2,570)	—	—	186,474
Selling, general and administrative	328,894	—	(19,886)	—	—	309,008
Amortization of purchased intangible assets and other	46,193	(46,193)	—	—	—	—

Total operating expenses	2,310,514	(46,193)	(34,223)	24,906	—	2,255,004

Operating income	406,248	46,193	34,223	(24,906)	—	461,758

Interest and other expense, net	1,169	—	—	3,921	—	5,090

Income taxes	50,046	—	—	—	7,275	57,321

Net income	$355,033	$46,193	$34,223	$(28,827)	$(7,275)	$399,347

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	June 30, 2016	September 30, 2015
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,124,938	$1,354,012
Accounts receivable, net, including unbilled of $111,866 and $80,197, respectively	738,063	714,784
Deferred income taxes	—	150,733
Prepaid expenses and other current assets	188,837	158,633

Total current assets	2,051,838	2,378,162
Equipment and leasehold improvements, net	308,799	309,320
Goodwill and other intangible assets, net	2,251,191	2,301,610
Other noncurrent assets	385,931	335,560

Total assets	$4,997,759	$5,324,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$939,610	$945,033
Short-term financing arrangements	—	220,000
Deferred revenue	152,513	198,470

Total current liabilities	1,092,123	1,363,503
Other noncurrent liabilities	471,853	554,307
Shareholders’ equity	3,433,783	3,406,842

Total liabilities and shareholders’ equity	$4,997,759	$5,324,652

Due to the early adoption of Accounting Standard Update 2015-17, starting the first quarter of fiscal year 2016, all deferred tax assets and liabilities are classified as noncurrent on the balance sheet. Prior balance sheets were not retrospectively adjusted.

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended June 30,
	2016	2015
Cash Flow from Operating Activities:
Net income	$313,622	$355,033
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	159,792	123,136
Equity-based compensation expense	33,098	34,223
Deferred income taxes	(14,254)	(22,797)
Excess tax benefit from equity-based compensation	(5,682)	(4,040)
Loss from short-term interest-bearing investments	294	275
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(4,163)	(22,081)
Prepaid expenses and other current assets	(21,423)	12,612
Other noncurrent assets	11,070	1,310
Accounts payable, accrued expenses and accrued personnel	37,261	78,395
Deferred revenue	(68,749)	6,597
Income taxes payable	12,263	18,498
Other noncurrent liabilities	14,397	(15,314)

Net cash provided by operating activities	467,526	565,847

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(101,372)	(91,501)
Proceeds from sale of short-term interest-bearing investments	264,357	180,758
Purchase of short-term interest-bearing investments	(269,143)	(184,724)
Net cash paid for acquisitions	(24,993)	(8,099)
Other	(20,109)	931

Net cash used in investing activities	(151,260)	(102,635)

Cash Flow from Financing Activities:
Payments under financing arrangements	(220,000)	(210,000)
Repurchase of shares	(323,751)	(272,211)
Proceeds from employee stock options exercised	67,890	62,951
Payments of dividends	(80,468)	(74,663)
Excess tax benefit from equity-based compensation	5,682	4,040
Other	(5)	(7)

Net cash used in financing activities	(550,652)	(489,890)

Net decrease in cash and cash equivalents	(234,386)	(26,678)
Cash and cash equivalents at beginning of period	1,035,573	1,103,269

Cash and cash equivalents at end of period	$801,187	$1,076,591

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
North America	$591.8	$586.4	$576.7	$626.6	$623.1
Europe	126.3	139.2	128.9	115.3	102.3
Rest of the World	212.0	200.3	215.9	184.9	182.5

Total Revenue	$930.1	$925.9	$921.5	$926.8	$907.9

	Three months ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Managed Services Revenue	$479.2	$501.1	$487.6	$466.6	$460.6

	Three months ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Customer Experience Systems	$908.1	$902.3	$894.4	$899.4	$883.7
Directory	22.0	23.6	27.1	27.4	24.2

Total Revenue	$930.1	$925.9	$921.5	$926.8	$907.9

	As of
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
12-Month Backlog	$3,110	$3,100	$3,090	$3,080	$3,010

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